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                 CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.


               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

Prior to November 1998, Chadwell Hall Holdings, Ltd. ("CHH") owned approximately 25% of GlobalFirst Holdings, Ltd. ("GlobalFirst"). In November 1998, CHH acquired the remaining 75% majority interest in GlobalFirst held by other parties. At that time, Telnet Products and Services, Ltd. ("Telnet") was a wholly owned subsidiary of GlobalFirst. CHH acquired the remaining 75% majority interest in GlobalFirst in order to facilitate the subsequent sale of GlobalFirst to Clariti Telecommunications International, Ltd. ("Clariti") in December 1998. In February 1999, Clariti sold Telnet back to CHH in order to focus its human and financial resources on becoming a profitable international telecommunications carrier and network services provider.

The following unaudited pro forma combined financial statement is based on the historical financial statements of Clariti, GlobalFirst and Telnet adjusted to give effect to the purchase by CHH of the 75% majority interest in GlobalFirst, the subsequent acquisition of GlobalFirst by Clariti, and the subsequent sale of Telnet by Clariti. The unaudited pro forma combined financial statement gives effect to the acquisition of GlobalFirst by Clariti in a transaction to be accounted for as a reverse acquisition under the purchase method of accounting. The pro forma adjustments are based upon preliminary allocations of purchase price and upon the assumptions described in the accompanying notes. Actual allocations of purchase price are likely to be different from that reflected in this pro forma financial statement.
References in this document to data presented on a "pro forma basis" as of any date or for any period shall have the meaning set forth above with respect to such date or period.

The unaudited pro forma combined financial statement should be read in conjunction with the consolidated financial statements of Clariti appearing elsewhere in this document. The unaudited pro forma combined financial statement is presented for information purposes only and is not necessarily indicative of the results that would have been reported had such events occurred on the dates specified, nor is it indicative of Clariti's future results.

This unaudited pro forma financial statement does not reflect Clariti's March 1999 acquisition of MediaTel Global Communications, Ltd. ("MediaTel") because MediaTel's historical financial statements are not yet available. Clariti plans to file a Form 8-K/A in the near future which will include audited historical financial statements for MediaTel and pro forma financial information reflecting the MediaTel acquisition.





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              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE NINE MONTHS ENDED MARCH 31, 1999
          (Dollars and Shares in Thousands, Except Per Share Amounts)




                                Historical     Deduct     Pro Forma
                    Historical  GlobalFirst  Historical    Adj.'s     Pro Forma
                     Clariti       (a)         Telnet        (b)       Combined
                    ----------  -----------  ----------  -----------  ---------
Revenue              $     -     $ 26,794     $( 6,822)   $      -    $ 19,972

Cost of revenue            -       39,990      ( 7,415)          -      32,575
                     -------     --------     --------    --------    --------
Gross profit (loss)        -      (13,196)         593           -     (12,603)

Sales and marketing        -        1,265      (   321)          -         944
Research and
 development           1,653            -            -           -       1,653
General and
 administrative        3,958       13,600      ( 6,711)          -      10,847
Amortization               -            -            -       19,328(c)  19,328
                     -------     --------     --------     --------   --------

Net loss              (5,611)     (28,061)       7,625      (19,328)   (45,375)

Other comprehensive
 loss:
  Foreign currency
   translation
   adjustments             -          132            -            -        132
                     -------     --------     --------     --------   --------

Comprehensive loss   $(5,611)    $(27,929)       7,625     $(19,328)  $(45,243)
                     =======     ========     ========     ========   ========

Weighted average number
 of shares outstanding                                                 112,570

Basic and diluted loss
 per common share                                                     $(  0.40)
                                                                      ========








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NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
--------------------------------------------------------------
(a) The historical results of operations of GlobalFirst for the nine months ended March 31, 1999 include Telnet for the period from July 1, 1998 to February 3, 1999, the date Telnet was sold. Likewise, the historical results of operations for Telnet include only the period from July 1, 1998 to February 3, 1999.

(b) The Unaudited Pro Forma Combined Statement of Operations has been prepared to reflect the December 1998 business combination between Clariti and GlobalFirst as a reverse acquisition in which GlobalFirst is considered the acquiror and Clariti is considered the acquired company. Under the terms of the transaction, Clariti acquired 100% of the capital stock of GlobalFirst in exchange for 76,571,500 shares of Clariti common stock. In conjunction with the acquisition, GlobalFirst's parent company, Chadwell Hall Holdings, Ltd. ("CHH") and an affiliated company, Corporate and Legal Nominees, Ltd., combined to purchase a total of 11,428,500 shares of Clariti's restricted common stock for $20,000,000.

    The Unaudited Pro Forma Combined Statement of Operations also reflects the November 1998 acquisition of the 75% majority interest in Global First by CHH, for consideration which approximated $100 million and the sale of Telnet for a $21 million note receivable.

(c) Pro forma adjustment reflects amortization of intangible assets resulting from the acquisitions on a straight-line basis over a useful life of five years. Management has not yet allocated any of the excess purchase price of either acquisition to identifiable intangible assets such as technology, in-process research and development, or goodwill, as final valuations of any potential intangible assets are not currently available. Appropriate revisions will be made when the final valuations are available. The useful life of any individual asset so identified may differ from the five-year amortization period reflected in this Pro Forma Combined Statement of Operations.



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